Exhibit 99.2

The Stars Group Shareholders Approve Resolutions at Shareholder Meeting

TORONTO - May 15, 2019 - The Stars Group Inc. (NASDAQ: TSG; TSX: TSGI) is pleased to announce that all resolutions considered at today’s 2019 annual meeting of shareholders were approved by its shareholders.

The resolutions approved by the shareholders present in person or represented by proxy at the meeting were as follows:

•	All director nominees were duly elected or re-elected to The Stars Group’s board of directors:

Name	For		Withheld
	Number	%	Number	%
Divyesh (Dave) Gadhia	125,162,815	96.77%	4,171,726	3.23%
Rafael (Rafi) Ashkenazi	129,260,237	99.94%	74,304	0.06%
Harlan Goodson*	129,163,629	99.87%	170,912	0.13%
Alfred F. Hurley, Jr.*	128,385,386	99.27%	949,155	0.73%
David Lazzarato*	129,170,746	99.87%	163,795	0.13%
Eugene Roman*	129,184,484	99.88%	150,057	0.12%
Mary Turner*	128,186,315	99.11%	1,148,226	0.89%

__________

* Independent

Each director will serve until The Stars Group’s next annual meeting of shareholders or until their respective successors are elected or appointed or they otherwise cease to hold office. Mr. Lazzarato and Ms. Turner were each re-appointed and Mr. Roman was appointed as members of the Audit Committee of the Board. Messrs. Goodson and Hurley and Ms. Turner were each re-appointed as members of the Compensation Committee of the Board. Messrs. Goodson and Lazzarato and Ms. Turner were re-appointed as members of the Corporate Governance and Nominating Committee of the Board. Messrs. Lazzarato and Hurley and Ms. Turner will continue to chair the Audit Committee, Compensation Committee, and Corporate Governance and Nominating Committee, respectively.

•

Deloitte LLP, London, England was re-appointed as independent, external auditor of The Stars Group for the ensuing year or until its successor is appointed, and the Board was authorized to fix its remuneration.

The resolutions voted on at the meeting are described in more detail in The Stars Group’s Management Information Circular, dated April 12, 2019, which was mailed to shareholders and is available on SEDAR at www.sedar.com and Edgar at www.sec.gov. The full report of voting results has been filed on SEDAR at www.sedar.com and furnished on EDGAR at www.sec.gov.

Service as a director on the Board of Directors of The Stars Group may be subject to gaming or other legal and regulatory approval.

About The Stars Group

The Stars Group is a provider of technology-based product offerings in the global gaming and interactive entertainment industries. Its brands have millions of registered customers globally and collectively are leaders in online and mobile betting, poker, casino and other gaming-related offerings. The Stars Group owns or licenses gaming and related consumer businesses and brands, including PokerStars, PokerStars Casino, BetStars, Full Tilt, FOX Bet, BetEasy, Sky Bet, Sky Vegas, Sky Casino, Sky Bingo, Sky Poker, and Oddschecker, as well as live poker tour and events brands, including the PokerStars Players No Limit Hold’em Championship, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour, Asia Pacific Poker Tour, PokerStars Festival and PokerStars MEGASTACK. The Stars Group is one of the world’s most licensed online gaming operators with its subsidiaries collectively holding licenses or approvals in 21 jurisdictions throughout the world, including in Europe, Australia, and the Americas. The Stars Group’s vision is to become the world’s favorite iGaming destination and its mission is to provide its customers with winning moments.

For investor relations and media inquiries, please contact:

Vaughan Lewis

Senior Vice President, Communications

Tel: +1 437-371-5730

ir@starsgroup.com

press@starsgroup.com